Exhibit 99.1

Canadian Solar Subsidiary Recurrent Energy Secures Debt Financing for 200 MW Garland Solar Power Project

GUELPH, Ontario, Canada, December 18, 2015 – Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that its wholly owned subsidiary, Recurrent Energy, one of North America’s largest solar project developers, has closed on a combined construction and term debt facility, with a syndicate of five banks, for the 200 MW AC Garland solar power project in California. The project, developed by Recurrent Energy, is currently under construction.

With NORD/LB as the Coordinating Lead Arranger, five banks, including CIT, KeyBanc, Rabobank, and Santander will provide project-level construction debt, LC facilities and a back-leveraged term facility, totaling approximately $480 million.

“With the closing of the Garland solar project, we remain on target to connect over 1.2 GWp of solar power to the grid in the U.S. during 2016,” said Shawn Qu, Chairman and CEO of Canadian Solar. “The high caliber of the bank syndicate involved in this transaction speaks to the underlying quality of our projects and our collective team.”

“NORD/LB is pleased to support Recurrent Energy on this important transaction. Garland represents yet another key step in our evolving relationship with Recurrent, one of the industry’s leading solar developers. We look forward to partnering with Recurrent and Canadian Solar on future projects,” said Nicolai Dillow, Managing Director and North American Head of Originations.

The Garland project, covering an area of approximately 2,000 acres in Kern County, will primarily utilize Canadian Solar high performance CS6X-P photovoltaic solar modules mounted on single-axis tracking tables, and is expected to enter commercial operation in the fourth quarter of 2016. The project is expected to create more than 300 construction jobs and when completed will generate enough clean solar energy to power approximately 45,000 homes. The electricity and associated renewable energy credits (RECs) generated by the facility will be sold to Southern California Edison (SCE) under long-term power purchase agreements.

About NORD/LB

NORD/LB is a €200 billion financial group with a presence in North America, Europe, and Asia. The bank specializes in asset-backed lending to energy projects.  In North America, NORD/LB has lent more than $ 6bn to support the acquisition, construction, and operation of major utility scale power plants and other energy investments. Additional details are available at: www.nordlb.com

About Recurrent Energy

Recurrent Energy, a subsidiary of Canadian Solar Inc., is redefining what it means to be a mainstream clean energy company, with utility-scale solar plants that provide competitive clean electricity. The company has more than 4 GW of solar projects in development in North America. Additional details are available at: www.recurrentenergy.com

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 12 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.